Exhibit 6
DENISON MINES CORP.
Financial Statements
for the nine months ended
September 30, 2011

DENISON MINES CORP.
Condensed Interim Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At September 30	At December 31
	2011	2010

ASSETS
Current
Cash and cash equivalents	$52,764	$97,554
Trade and other receivables (note 6)	7,134	20,236
Inventories (note 7)	49,610	29,133
Prepaid expenses and other	1,342	1,910

	110,850	148,833
Non-Current
Inventories — ore in stockpiles (note 7)	2,091	2,204
Investments (note 8)	558	2,955
Prepaid expenses and other	—	107
Restricted cash and investments (note 9)	26,828	22,946
Property, plant and equipment (note 10)	401,200	342,164
Intangibles (note 11)	2,965	3,794
Goodwill (note 5)	12,350	—

Total assets	556,842	$523,003

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,868	$13,753
Current portion of long-term liabilities:
Deferred revenue	3,427	—
Post-employment benefits (note 12)	382	402
Reclamation obligations (note 13)	608	641
Debt obligations (note 14)	106	200

	14,391	14,996
Non-Current
Deferred revenue	—	3,339
Post-employment benefits (note 12)	3,395	3,617
Reclamation obligations (note 13)	16,756	16,924
Debt obligations (note 14)	135	205
Other long-term liabilities (note 15)	1,054	1,105
Deferred income tax liability (note 22)	12,515	13,408

Total liabilities	48,246	53,594

EQUITY
Share capital (note 16)	974,314	911,681
Share purchase warrants (note 17)	—	5,830
Contributed surplus (note 18)	48,477	41,658
Deficit	(514,159)	(508,827)
Accumulated other comprehensive income	(36)	19,067

Total equity	508,596	469,409

Total liabilities and equity	$556,842	$523,003

Issued and outstanding common shares (note 16)	384,660,915	366,200,665

Commitments and contingencies (note 23)
The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Condensed Interim Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010

REVENUES (note 20)	$17,033	$39,883	$60,794	$89,088

EXPENSES
Operating expenses (note 19)	(19,713)	(35,927)	(63,841)	(79,118)
Mineral property exploration	(6,917)	(2,556)	(12,558)	(6,050)
General and administrative	(4,115)	(3,789)	(13,709)	(10,651)
Other income (expense) (note 19)	15,828	(3,390)	9,042	9,501

	(14,917)	(45,662)	(81,066)	(86,318)

Income (loss) before finance charges	2,116	(5,779)	(20,272)	2,770

Finance income (expense) (note 19)	339	146	1,111	478

Income (loss) before taxes	2,455	(5,633)	(19,161)	3,248

Income tax recovery (expense) (note 22):
Current	—	(355)	(31)	(314)
Deferred	13,029	470	13,860	1,113

Net income (loss) for the period	$15,484	$(5,518)	$(5,332)	$4,047

Comprehensive income (loss):
Unrealized gain (loss) on investments change	(313)	(603)	(1,352)	(3,451)
Foreign currency translation change	(31,527)	15,726	(17,751)	7,373

Comprehensive income (loss) for the period	$(16,356)	$9,605	$(24,435)	$7,969

Net earnings (loss) per share:
Basic	$0.04	$(0.02)	$(0.01)	$0.01
Diluted	$0.04	$(0.02)	$(0.01)	$0.01

Weighted-average number of shares outstanding (in thousands):
Basic	384,661	339,720	377,015	339,720
Diluted	384,670	339,720	377,584	339,720
The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Condensed Interim Consolidated Statement of Changes in Equity
(Unaudited — Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30	September 30
	2011	2010

Share capital
Balance—beginning of period	$911,681	$850,336
Share issues-net of issue costs	62,116	(4)
Employee share option exercises-cash	328	—
Employee share option exercises—non-cash	189	—

Balance—end of period	974,314	850,332

Share purchase warrants
Balance—beginning of period	5,830	5,830
Warrant expiries	(5,830)	—

Balance—end of period	—	5,830

Contributed surplus
Balance—beginning of period	41,658	39,922
Stock-based compensation expense	2,639	1,237
Employee share option exercises-non-cash	(189)	—
Warrant expiries	5,830	—
Warrant expiries—tax effect	(1,461)	—

Balance—end of period	48,477	41,159

Deficit
Balance—beginning of period	(508,827)	(503,481)
Net income (loss)	(5,332)	4,047

Balance-end of period	(514,159)	(499,434)

Accumulated other comprehensive income
Balance—beginning of period	19,067	3,584
Unrealized gain (loss) on investments change	(1,352)	(3,451)
Foreign currency translation change	(17,751)	7,373

Balance—end of period	(36)	7,506

Total Equity
Balance—beginning of period	$469,409	$396,191

Balance—end of period	$508,596	$405,393

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Condensed Interim Consolidated Statements of Cash Flow
(Unaudited — Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30	September 30
CASH PROVIDED BY (USED IN):	2011	2010

OPERATING ACTIVITIES
Net income (loss) for the period	$(5,332)	$4,047
Items not affecting cash:
Depletion, depreciation, amortization and accretion	19,572	36,633
Investments impairment	896	181
Stock-based compensation	2,639	1,237
Losses (gains) on asset disposals	(81)	(3,069)
Losses (gains) on restricted investments	(421)	(502)
Non-cash inventory adjustments	679	(12,848)
Deferred income tax expense (recovery)	(13,860)	(1,113)
Foreign exchange	(8,967)	4,580

Net change in non-cash working capital items:
Trade and other receivables	12,120	547
Inventories	(26,175)	(5,506)
Prepaid expenses and other assets	569	309
Accounts payable and accrued liabilities	(5,002)	4,708
Post-employment benefits	(238)	(178)
Reclamation obligations	(595)	(797)
Deferred revenue	88	203

Net cash provided by (used in) operating activities	(24,108)	28,432

INVESTING ACTIVITIES
Acquisition of a business, net of cash and cash equivalents acquired (note 5)	(59,704)	—
Decrease (increase) in notes receivable	792	(22)
Purchase of investments	—	(17)
Proceeds on sale of investments	—	6,999
Expenditures on property, plant and equipment	(18,999)	(22,048)
Proceeds on sale of property, plant and equipment	356	1,530
Decrease (increase) in restricted cash and investments	(3,433)	(934)

Net cash used in investing activities	(80,988)	(14,492)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(153)	(747)
Issuance of common shares for:
New share issues	62,116	—
Exercise of stock options	328	—

Net cash provided by (used in) financing activities	62,291	(747)

Increase (decrease) in cash and cash equivalents	(42,805)	13,193
Foreign exchange effect on cash and cash equivalents	(1,985)	109
Cash and cash equivalents, beginning of period	97,554	19,804

Cash and cash equivalents, end of period	$52,764	$33,106

The accompanying notes are integral to the condensed interim consolidated financial statements

DENISON MINES CORP.
Notes to the Condensed Interim Consolidated Financial Statements for the Three Months and Nine
Months ended September 30, 2011 and 2010
(Unaudited — Expressed in thousands of U.S. dollars)
1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). The address of its registered head office is 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2. DMC and its subsidiary companies and joint ventures (collectively, the “Company” or “Denison”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

These unaudited consolidated financial statements have been prepared by management in U.S. dollars in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on January 1, 2011. Accordingly, the Company has commenced reporting on this basis in its 2011 interim consolidated financial statements. In these interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. The interim consolidated statement of income (loss) for the nine month period ended September 30, 2011 is not necessarily indicative of the operating results for the full year, primarily due to the timing of concentrate deliveries to customers. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position as at September 30, 2010 and comprehensive income for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of November 3, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010 and the Company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The significant accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended June 30, 2011. In accounting for business combinations, the Company uses the following accounting policy:

(a)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

Accounting Standards Issued but not yet Adopted
The following items are the key accounting standards that have been issued by the IASB but not yet applied by the Company:
(a)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments — Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(b)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

This standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(c)	International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and it provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(d)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(e)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and it establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP.

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

4.	TRANSITION TO IFRS

These financial statements were prepared as described in note 2, including the application of IFRS 1. IFRS 1 sets out the procedures that the Company must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Company is required to establish its IFRS accounting policies for 2011 and, in general, apply these retrospectively to determine the IFRS opening balance sheet as at the transition date of January 1, 2010. The IFRS accounting policies for 2011 include both IFRS in effect currently or those standards expected to be in effect as of December 31, 2011.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, December 31, 2011. The standard also permits a number of optional and mandatory exemptions from full retrospective application.

The Company is required to use the following mandatory exemptions as follows:
•
Estimates cannot be created or revised using hindsight. The estimates previously made by the Company under Canadian GAAP (“CGAAP”) were not revised for the application of IFRS except where necessary to reflect any difference in accounting policies.

•	For non-controlling interests, IFRS 1 lists specific requirements of IAS 27 Consolidated and Separate Financial Statements which are applied prospectively.

The Company has elected to use the following optional exemptions and has made the following adjustments to transition from Canadian GAAP to IFRS:
a) Business Combinations
The Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward.
b) Cumulative Translation Adjustment
The Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS as an alternative to calculating the retrospective cumulative translation adjustments required to be in compliance with the principles of IAS 21 for the periods prior to transition.
c) Impairment testing under IAS 36 and IFRS 1 elections
In accordance with IAS 36, the Company performed impairment tests of its Canadian and United States Cash Generating Units (CGU) which includes inventories, mineral properties, plant and equipment, goodwill and reclamation liabilities. The Company estimated fair values using a combination of a discounted cash flow model using the fair value less cost to sell basis (at a discount rate of 10%) and independent valuations to determine the recoverable amount of these CGUs. The recoverable amounts determined for both CGUs were less than the carrying amounts. For the Canadian CGU, the carrying value of the mineral properties and plant and equipment were reduced to estimated fair value and, as a result, the carrying value of goodwill was fully written off. For the United States CGU, the carrying values of the plant and equipment and mineral properties were reduced to estimated fair value.
IFRS 1 allows an entity to elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The first time adopter may elect to use a previous CGAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value. The Company has elected to take the lower of cost or fair value of certain of its property, plant and equipment as deemed cost based on appraisal reports prepared by independent third party valuators.
The Company wrote down the carrying value of its Zambian mineral properties to its fair value in the 2009 fiscal year as part of its impairment assessment under Canadian GAAP. The fair value was calculated using most recent comparable transactions at such point in time. This fair value has been used as the ‘deemed cost’ going forward upon transition to IFRS. The impact of this is that no reversal of impairment loss previously taken would be required even if there was an increase in fair value in subsequent periods. There are no other significant assets in the Zambian CGU.
As a result of the transition to IFRS and the reduction of the carrying amounts of PP&E and mineral properties, management recognized the related decrease in deferred tax liability as of January 1, 2010.
A summary of the impairment charges recorded by each CGU on January 1, 2010, by asset class, is as follows:

	Canadian	United States
	Mining	Mining
(in thousands)	Segment	Segment	Total

Property, plant and equipment
Plant and equipment	$13,009	$927	$13,936
Mineral properties	252,267	59,645	311,912
Goodwill	51,028	—	51,028

Transitional impairment loss-pre tax	$316,304	$60,572	$376,876

The Company amortizes its mineral property assets on a units of production basis and includes that amount in the valuation of work-in-progress and concentrate inventories. Since the value of the Company’s mineral property assets is less under IFRS than Canadian GAAP, the amount amortized to inventory is also less. As a result the carrying value of inventory also tends to be less to reflect the lower mineral property amortization cost.

The lower carrying values for the Company’s inventory under IFRS also result in lower net realizable value adjustments being recorded in a particular period when compared to Canadian GAAP.
d) Adoption of IFRS 6 for Exploration and Evaluation Expenditures
The Company has elected to adopt the provisions of IFRS 6 which allow the Company to continue with the current accounting policies regarding the accounting for exploration and evaluation expenditures, with the exception of capitalizing a portion of its exploration spending. Under Canadian GAAP, the Company capitalized a portion of its exploration spending as a component of its carrying value of mineral properties.
Under IFRS, this practice has been discontinued and mineral property exploration expense has increased accordingly. This adjustment has impacted the cash flow split between operating and investing activities for IFRS when compared to Canadian GAAP.
e) Change in foreign exchange translation methodology
Under Canadian GAAP, the Company used the temporal method of foreign exchange translation for its fully-integrated subsidiaries. This included its Zambian and Australian subsidiaries. Under the temporal method, non-monetary assets were converted to the presentation currency using historical foreign exchange rates and the resulting difference between the translation of the balance sheet and income statement was recorded in the statement of operations.
Under IFRS, the temporal method is not recognized and translation occurs using the equivalent of the current rate method under Canadian GAAP. Under this method, all assets and liabilities are treated as monetary and translated to the presentation currency using the foreign exchange rate at the end of the reporting period. Differences between the translation of the balance sheet and the statement of operations are accumulated in an account in equity. The change in translation methodology has resulted in some significant changes in the presentation currency amounts for the Company’s Zambian subsidiary and has also resulted in the reversal of translation foreign exchange income (expense) in the statement of income (loss).
f) Acquisition of OmegaCorp Limited
The Company completed the acquisition of OmegaCorp Limited in 2007 under which it acquired its Zambian subsidiary. Under Canadian GAAP at the time, the Company treated the transaction as an asset acquisition and was required to gross-up the Mutanga project mineral property value and the deferred tax liability by an equal and offsetting amount. In 2009, the Company impaired the value of the Mutanga project to its fair value at the time. As at January 1, 2010, a portion of the deferred tax liability associated with the initial acquisition of the Mutanga project in 2007 still remained under Canadian GAAP. This remaining deferred tax liability has been reversed on the transition to IFRS as IAS 12 does not permit the recognition of a deferred tax liability on the initial recognition of an asset in a transaction that is not a business combination.
g) Flow-through share accounting
Under Canadian GAAP, the Company would record the gross proceeds relating to flow-through shares to share capital at the time of issuance. It would then record a charge (reduction) to share capital at the time the tax benefits of the flow-through shares were renounced to the subscribers. The charge was calculated by multiplying the amount of the renounced tax benefits (which are equal to the proceeds of the flow-through share issue) by the effective tax rate at the time. The offset would go to the deferred tax liability to reflect the fact that the Company could no longer use the tax attributes for its benefit.
Under IFRS, the proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares, at the date of closing, and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense. There is no subsequent reduction in share capital.

h) Other transitional items
The income statement has been adjusted for the following additional items not discussed above:
•	Depreciation expense — increase due to componentization adjustments on assets at the McClean Lake and White Mesa mills;

•
Reclamation asset amortization and liability adjustments — Upon transition, the Company impaired the value of its reclamation assets to nil. As a result, any resulting amortization has been reversed. The change in the net asset value of the reclamation assets has also impacted the amount of the liability adjustment recorded under Canadian GAAP at December 31, 2010;

•
Gain / loss on asset disposals — the Company has reversed plant and equipment impairment charges recorded in fiscal 2010 and recalculated the gain / loss on plant and equipment disposals as a result of having adjusted carrying values for its plant and equipment assets;

In preparing its IFRS balance sheets for fiscal 2010, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s balance sheets is set out in the following tables and notes that accompany the tables:

a) Reconciliation of Consolidated Balance Sheets from Canadian GAAP to IFRS:
As at September 30, 2010

		Canadian		IFRS
(in thousands)	Table	GAAP	ADJUST	GAAP
ASSETS
Current
Cash and cash equivalents		$33,106	$—	$33,106
Trade and other receivables		13,431	—	13,431
Inventories	A	46,008	(2,484)	43,524
Prepaid expenses and other	B	1,309	(2)	1,307

		93,854	(2,486)	91,368

Non-Current
Inventories — ore in stockpiles		2,130	—	2,130
Investments		2,310	—	2,310
Prepaid expenses and other		149	3	152
Restricted cash and investments		23,137	—	23,137
Property, plant and equipment	C	701,535	(364,492)	337,043
Intangibles		3,883	—	3,883
Goodwill	D	52,117	(52,117)	—

Total assets		$879,115	(419,092)	$460,023

LIABILITIES
Current
Accounts payable and accrued liabilities	E	$14,312	$—	$14,312
Current portion of long-term liabilities:
Post-employment benefits		389	—	389
Reclamation obligations		768	—	768
Debt obligations		106	—	106
Other long-term liabilities		319	—	319

		15,894	—	15,894

Non-Current
Deferred revenue		3,390	—	3,390
Post-employment benefits		3,523	—	3,523
Reclamation obligations		17,514	—	17,514
Debt obligations		225	—	225
Other long-term liabilities		1,071	—	1,071
Deferred income tax liability	F	101,899	(88,886)	13,013

Total liabilities		143,516	(88,886)	54,630

EQUITY
Share capital	G	849,135	1,197	850,332
Share purchase warrants		5,830	—	5,830
Contributed surplus		41,159	—	41,159
Deficit
Opening	H	(242,494)	(260,987)	(503,481)
Net income (loss)	J	(1,938)	5,985	4,047
Accumulated other comprehensive income
Opening	I	75,482	(71,898)	3,584
Comprehensive income (loss)	J	8,425	(4,503)	3,922

Total equity		735,599	(330,206)	405,393

Total liabilities and equity		$879,115	$(419,092)	$460,023

As at December 31, 2010

		Canadian		IFRS
(in thousands)	Table	GAAP	ADJUST	GAAP
ASSETS
Current
Cash and cash equivalents		$97,554	$—	$97,554
Trade and other receivables		20,236	—	20,236
Inventories	A	32,387	(3,254)	29,133
Prepaid expenses and other	B	1,917	(7)	1,910

		152,094	(3,261)	148,833

Non-Current
Inventories — ore in stockpiles		2,204	—	2,204
Investments		2,955	—	2,955
Prepaid expenses and other		104	3	107
Restricted cash and investments		22,946	—	22,946
Property, plant and equipment	C	714,458	(372,294)	342,164
Intangibles		3,794	—	3,794
Goodwill	D	53,919	(53,919)	—

Total assets		$952,474	(429,471)	$523,003

LIABILITIES
Current
Accounts payable and accrued liabilities	E	$13,753	$—	$13,753
Current portion of long-term liabilities:
Post-employment benefits		402	—	402
Reclamation obligations		641	—	641
Debt obligations		200	—	200
Other long-term liabilities		—	—	—

		14,996	—	14,996

Non-Current
Deferred revenue		3,339	—	3,339
Post-employment benefits		3,617	—	3,617
Reclamation obligations		16,924	—	16,924
Debt obligations		205	—	205
Other long-term liabilities		1,105	—	1,105
Deferred income tax liability	F	106,183	(92,775)	13,408

Total liabilities		146,369	(92,775)	53,594

EQUITY
Share capital	G	910,484	1,197	911,681
Share purchase warrants		5,830	—	5,830
Contributed surplus		41,658	—	41,658
Deficit
Opening	H	(242,494)	(260,987)	(503,481)
Net income (loss)	J	(14,235)	8,889	(5,346)
Accumulated other comprehensive income
Opening	I	75,482	(71,898)	3,584
Comprehensive income (loss)	J	29,380	(13,897)	15,483

Total equity		806,105	(336,696)	469,409

Total liabilities and equity		$952,474	$(429,471)	$523,003

b) Reconciliation Tables of Consolidated Balance Sheet Line Items from Canadian GAAP (“CGAAP”) to IFRS:
Table A-Inventories-current

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$46,008	$32,387
Change in absorption	4c	(11,169)	(14,948)
Change in cost of goods sold	4c	8,645	11,690
Change in NRV provisions	4c	40	4

Balance-IFRS		$43,524	$29,133

Table B-Prepaid expenses and other

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$1,309	$1,917
Translation methodology	4e	(2)	(7)

Balance-IFRS		$1,307	$1,910

Table C-Property, plant and equipment

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$701,535	$714,458
Transition impairment	4c	(331,508)	(340,875)
Change in translation methodology	4e	(44,479)	(47,084)
Change in depreciation, amortization	4c,h	11,157	14,718
Change in exploration absorption	4d	(71)	(96)
Change in disposals and other	4h	409	1,043

Balance-IFRS		$337,043	$342,164

Table D-Goodwill

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$52,117	$53,919
Transition impairment	4c	(52,117)	(53,919)

Balance-IFRS		$—	$—

Table E-Accounts payable and accrued liabilities

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$14,312	$13,753
Flow-through share premium liability	4g	—	—

Balance-IFRS		$14,312	$13,753

Table F-Deferred tax liability

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$101,899	$106,183
Transition impairment-tax effect	4c	(72,881)	(75,401)
Acquisition tax liability un-wind	4f	(20,055)	(19,433)
Other adjustments		4,050	2,059

Balance-IFRS		$13,013	$13,408

Table G-Share capital

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$849,135	$910,484
Flow-through shares — life-to-date adjustment to US GAAP on transition	4g	848	848
Reverse flow-through share renunciation recorded under Canadian GAAP	4g	349	349

Balance-IFRS		$850,332	$911,681

Table H-Deficit-opening

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$(242,494)	$(242,494)
Transition impairments
Property, plant and equipment	4c	(325,848)	(325,848)
Goodwill	4c	(51,028)	(51,028)
Deferred tax	4c	70,701	70,701
Translation methodology
Prepaids and other current assets	4e	(3)	(3)
Property, plant and equipment	4e	(43,795)	(43,795)
Acquisition tax liability un-wind	4f	20,218	20,218
Flow-through share adjustments	4g	(1,067)	(1,067)
Other		(2,063)	(2,063)
Reset of cumulative translation account	4b	71,898	71,898

Balance-IFRS		$(503,481)	$(503,481)

Table I-Accumulated other comprehensive income-opening

		September 30,	December 31,
(in thousands)	Notes	2010	2010

Balance-CGAAP		$75,482	$75,482
Reclass CTA to retained earnings on transition	4b	(71,898)	(71,898)

Balance-IFRS		$3,584	$3,584

Table J-Net income (loss) and Comprehensive income (loss)

		Three months	Nine months	Twelve months
		September 30,	September 30,	December 31,
(in thousands)	Notes	2010	2010	2010

Net income (loss)-CGAAP		$(9,521)	$(1,938)	$(14,235)
Operations
Depreciation expense	4c,h	(465)	(1,349)	(1,820)
Mineral property amortization	4c	2,666	12,336	16,082
Concentrate absorption change	4c	(2,266)	(11,128)	(14,658)
COGS change	4c	5,056	8,612	11,422
NRV provision changes	4c	(2,500)	17	(18)
Reclamation asset amortization	4h	43	130	174
Reclamation liability adjustment	4h	—	—	330
Exploration
Exploration absorption	4d	(28)	(71)	(92)
Other expense (income)
Gain/loss on asset disposals	4h	—	406	692
Foreign exchange — translational	4e	1,619	(1,575)	(3,923)
Taxes
Future taxes		(122)	(1,393)	700

Net income (loss)-IFRS		$(5,518)	$4,047	$(5,346)

Comprehensive income (loss)-CGAAP		8,853	6,487	15,145
Change in net income (loss)		4,003	5,985	8,889
Change in foreign currency translation		(3,251)	(4,503)	(13,897)

Comprehensive income (loss)-IFRS		$9,605	$7,969	$10,137

Table K-Consolidated Statement of Cash Flow adjustments

		Nine months	Twelve months
		September 30,	December 31,
(in thousands)		2010	2010

Net cash provided by (used in) operating activities:
Under Canadian GAAP		$28,502	$35,551
Change in exploration absorption	4d	(70)	(93)

Under IFRS		$28,432	$35,458

Net cash provided by (used in) investing activities:
Under Canadian GAAP		$(14,562)	$(19,472)
Change in exploration absorption	4d	70	93

Under IFRS		$(14,492)	$(19,379)

5.	ACQUISITION OF WHITE CANYON URANIUM LIMITED

On June 17, 2011, DMC’s offer to acquire all of the outstanding shares of White Canyon Uranium Limited (“WCU”) closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and were completed in early August 2011.

DMC’s cash offer of AU$0.24 per WCU share has resulted in a total purchase price of US$61,027,000 (AU$57,163,000). This amount was accrued for at June 30, 2011 and subsequently paid in July and August 2011.

This transaction has been accounted for as a business combination with DMC as the acquirer. The allocation of the purchase price has not been finalized as at the date these interim condensed consolidated financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill, if any. A provisional allocation of the purchase price is as follows:

WCU
Fair Value
June 30,
(in thousands)	2011

Cash and cash equivalents	$1,323
Trade and other receivables	158
Inventories
Ore-in-stockpiles	3,715
Uranium concentrates and work-in-progress	584
Prepaid expenses and other	42
Restricted cash and investments	147
Property, plant and equipment
Plant and equipment	26
Mineral properties	57,095
Goodwill	12,350

Total assets	75,440

Accounts payable and accrued liabilities	1,982
Reclamation obligations	81
Deferred income tax liability	12,350

Total liabilities	14,413

Net assets purchased	$61,027

WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects in the Red Canyon district. WCU commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

The total transaction costs incurred relating to the acquisition, and included in general and administrative expenses for the nine months ended September 30, 2011, amounted to $1,450,000.

The Company will include the financial results of WCU as part of its USA mining segment. The statement of income (loss) for the period ending June 30, 2011 does not include any results of WCU. The following unaudited pro forma summary presents DMC’s consolidated results as if WCU had been acquired on January 1, 2011. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

		Net income
(in thousands)	Revenue	(loss)

As reported for the period	$60,794	$(5,332)
Adjustments to revenue (1)	7,155	—
Adjustments to net income (loss) (2)	—	(3,882)

Pro forma amounts for the period	$67,949	$(9,214)

(1)	Revenue adjustments include WCU’s revenue for the six month period ending June 30, 2011 adjusted to eliminate revenue transactions between the Denison and the WCU corporate groups;

(2)
Net income (loss) adjustments include revenue adjustments above, WCU’s net income (loss) for the six month period ending June 30, 2011 and the following additional items: a) reversal of WCU transaction costs incurred by Denison relating to the acquisition; b) reversal of WCU transaction costs incurred by WCU related to the acquisition; c) adjustments to WCU’s financial results to conform to Denison’s policy of expensing exploration; d) adjustments to WCU’s financial results to conform to Denison’s policy of translating intercompany advances;

6.	TRADE AND OTHER RECEIVABLES
The trade and other receivables balance consists of:

	At September 30	At December 31
(in thousands)	2011	2010

Trade receivables — mineral concentrate sales	$159	$5,631
Trade receivables — other	5,288	6,903
Receivables in joint ownership arrangements	786	375
Sales tax receivables	468	228
Sundry receivables	352	6,242
Notes and lease receivables	81	857

	$7,134	$20,236

7.	INVENTORIES
The inventories balance consists of:

	At September 30	At December 31
(in thousands)	2011	2010

Uranium concentrates and work-in-progress	$29,240	$6,707
Vanadium concentrates and work-in-progress (1)	18	4,198
Inventory of ore in stockpiles	16,484	14,772
Mine and mill supplies	5,959	5,660

	$51,701	$31,337

Inventories — by duration:
Current	$49,610	$29,133
Long-term — ore in stockpiles	2,091	2,204

	$51,701	$31,337

(1)	The vanadium concentrates and work-in-progress inventory is presented net of a provision of $nil as at September 30, 2011 and $17,000 as at December 31, 2010.

Operating expenses include recoveries of $17,000 and $13,175,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the nine months ended September 2011 and September 2010, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next 12 months of planned mill production.

8.	INVESTMENTS
The investments balance consists of:

	At September 30	At December 31
(in thousands)	2011	2010

Investments:
Available for sale securities at fair value	$558	$2,955

	$558	$2,955

At September 30, 2011, investments consist of equity instruments of three publicly-traded companies at a fair value of $558,000 (December 31, 2010: $2,955,000).

Investment Impairments

During the nine months ended September 2011, the Company has taken impairment charges of $896,000 on its investments. The resulting loss has been included in “other income (expense)” in the statement of income (loss) (see Note 19).

9.	RESTRICTED CASH AND INVESTMENTS
The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At September 30	At December 31
(in thousands)	2011	2010

Cash	$78	$504
Cash equivalents	2,715	6,459
Investments	24,035	15,893

	$26,828	$22,946

Restricted cash and investments — by item:
U.S. mill and mine reclamation	$24,361	$20,315
Elliot Lake reclamation trust fund	2,320	2,631
WCU bond funds (note 5)	147	—

	$26,828	$22,946

U.S. Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the nine months ended September 2011, the Company has deposited $3,200,000 of additional monies into its collateral account.

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as amended in February 1999, requires the Company to maintain funds in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. During the nine months ended September 2011, the Company has deposited an additional $706,000 (CDN$695,000) into the Elliot Lake Reclamation Trust Fund and withdrew $921,000 (CDN$902,000).

10.	PROPERTY, PLANT AND EQUIPMENT
The property, plant and equipment balance consists of:

	At September 30	At December 31
(in thousands)	2011	2010

Plant and equipment:
Cost	$171,251	$171,782
Construction-in-progress	23,356	21,375
Accumulated depreciation	(51,182)	(43,314)

Net book value	$143,425	$149,843

Mineral properties:
Cost	$261,135	$193,727
Accumulated amortization	(3,360)	(1,406)

Net book value	$257,775	$192,321

Net book value	$401,200	$342,164

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
	Cost	Depreciation	Book Value

Plant and equipment:
Balance — December 31, 2010	$193,157	$(43,314)	$149,843
Additions — acquisition related (note 5)	70	(44)	26
Additions	7,238	—	7,238
Amortization	—	(54)	(54)
Depreciation	—	(8,982)	(8,982)
Disposals	(938)	663	(275)
Foreign exchange	(4,920)	549	(4,371)

Balance — September 30, 2011	$194,607	$(51,182)	$143,425

Mineral properties:
Balance — December 31, 2010	$193,727	$(1,406)	$192,321
Additions — acquisition related (note 5)	57,095	—	57,095
Additions	14,333	—	14,333
Amortization	—	(1,966)	(1,966)
Foreign exchange	(4,020)	12	(4,008)

Balance — September 30, 2011	$261,135	$(3,360)	$257,775

Plant and Equipment-Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so throughout 2011 and into 2012. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling mill feed.

Plant and Equipment — Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:
Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage.

Other significant mineral property interests that the Company has in Canada, also located in the Athabasca basin, but which are not yet in the development stage include:
a)	Wheeler River — the Company has a 60% interest in the project;

b)	Moore Lake — the Company has a 75% interest in the project subject to a 2.5% net smelter return royalty;

c)	Wolly — the Company has a 22.5% interest in the project; and

d)
Park Creek — In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over six years to earn an additional 26% interest. As at September 30, 2011, the Company has incurred a total of CDN$4,219,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip and Henry Mountains mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

In June 2011, the Company acquired certain uranium deposits located in the Red Canyon district in Utah in conjunction with its purchase of WCU (see note 5).
Mongolia

The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.

Zambia
The Company has a 100% interest in the Mutanga project located in Zambia.
11.	INTANGIBLES
Intangibles consist of:

	September 30	December 31
(in thousands)	2011	2010

Cost	$7,060	$7,439
Accumulated amortization	(4,095)	(3,645)

Net book value	$2,965	$3,794

Net book value-by item:
UPC management services agreement	2,965	3,794

Net book value	$2,965	$3,794

The intangibles continuity summary is as follows:

		Accumulated	Net
	Cost	Amortization	Book Value

Balance — December 31, 2010	$7,439	$(3,645)	$3,794

Amortization	—	(681)	(681)
Foreign exchange	(379)	231	(148)

Balance — September 30, 2011	$7,060	$(4,095)	$2,965

UPC Management Services Agreement
The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its eight year estimated useful life.
12.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 1, 2008. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	7.50%
Initial medical cost growth rate per annum	11.00%
Medical cost growth rate per annum decline to	5.00%
Year in which medical cost growth rate reaches its final level	2014
Dental cost growth rate per annum	4.00%
Post-employment benefits consist of:

	September 30	December 31
(in thousands)	2011	2010

Accrued benefit obligation	$3,604	$3,820
Unamortized experience gain	173	199

	$3,777	$4,019

Post-employment benefits liability-by duration:
Current	$382	$402
Non-current	3,395	3,617

	$3,777	$4,019

The post-employment benefits continuity summary is as follows:

Nine Months
Ended
(in thousands)	September 30, 2011

Opening	$4,019
Benefits paid	(238)
Interest cost	216
Amortization of experience gain	(17)
Foreign exchange	(203)

$3,777

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 10.7 years as per the December 1, 2008 actuarial valuation.
13.	RECLAMATION OBLIGATIONS
The reclamation obligations balance consists of:

	At September 30	At December 31
(in thousands)	2011	2010

Reclamation liability — by location:
U.S Mill and Mines	$6,713	$6,383
Elliot Lake	8,847	9,451
McClean and Midwest Joint Ventures	1,723	1,731
WCU (note 5)	81	—

	$17,364	$17,565

Reclamation and remediation liability — by duration:
Current	608	641
Non-current	16,756	16,924

	$17,364	$17,565

The reclamation obligations continuity summary is as follows:

Nine Months
Ended
September 30,
(in thousands)	2011

Opening	$17,565
Acquisition related additions (note 5)	81
Accretion	883
Expenditures incurred	(595)
Foreign exchange	(570)

$17,364

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 6.19% to 7.17%. As at December 31, 2010, the undiscounted amount of estimated future reclamation costs is $34,972,000. Reclamation costs are expected to be incurred between 2012 and 2040.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 6.48%. As at December 31, 2010, the undiscounted amount of estimated future reclamation costs is $51,080,000 (CDN$50,806,000).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 9).
Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 6.48%. As at December 31, 2010, the undiscounted amount of estimated future reclamation costs is $19,705,000 (CDN$19,599,000). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. As at September 30, 2011, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CDN$9,698,000.

14.	DEBT OBLIGATIONS
Debt obligations consist of:

	At September 30	At December 31
(in thousands)	2011	2010

Notes payable and other financing	$241	$405

	$241	$405

Debt obligations, by duration:
Current	106	200
Non-current	135	205

	$241	$405

Revolving Line of Credit

In June 2011, the Company entered into a revolving term credit facility (the “facility”) with the Bank of Nova Scotia for up to $35,000,000. The amount of the facility available is the lesser of $35,000,000 and a “borrowing base” amount which is determined quarterly and is based on a percentage of accounts receivable and inventory. At September 30, 2011, the amount of the facility available is $35,000,000. The maturity date of the facility is June 29, 2012. This facility replaced a previously existing $60,000,000 revolving term facility.

The facility contains one financial covenant based on maintaining a certain level of tangible net worth. It also has a defined working capital borrowing base calculation that sets limits on the amount of borrowings that the Company can have drawn under the facility at any given time.

DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees.

As at September 30, 2011, the Company has no outstanding borrowings under the facility (December 31, 2010 — $Nil). At September 30, 2011, approximately $9,252,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2010 — $19,816,000). During the nine months ending September 30, 2011, the Company has not incurred any interest under the facility.

The Company has deferred $86,000 (CDN$90,000) of incremental costs associated with the set-up of the facility. These costs are being amortized over the one year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

15.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At September 30	At December 31
(in thousands)	2011	2010

Unamortized fair value of toll milling contracts	$954	$1,005
Other	100	100

	$1,054	$1,105

Other long-term liabilities — by duration:
Non-current	1,054	1,105

	$1,054	$1,105

16.	SHARE CAPITAL

DMC is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2010	366,200,665	$911,681

Issued for cash:
New issue gross proceeds	18,300,000	66,024
New issue gross issue costs	—	(3,908)
Exercise of stock options	160,250	328
Fair value of stock options exercised	—	189

	18,460,250	62,633

Balance at September 30, 2011	384,660,915	$974,314

New issues
In March 2011, the DMC completed a financing of 18,300,000 common shares at a price of CDN$3.55 per share for gross proceeds of $66,024,000 (CDN$64,965,000).
Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at September 30, 2011, the Company has fully met its CDN$4,200,000 December 2010 flow-through share obligation. The Company renounced the income tax benefit of this issue to its subscribers in February 2011.

17.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of DMC and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2010	6,408,000	$5,830
Warrants expired — March 2006 Series (1)	(6,408,000)	(5,830)

Balance at September 30, 2011	—	$—

(1)
The March 2006 series had an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on March 1, 2011.

18.	STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2011, an aggregate of 13,601,700 options have been granted (less cancellations) since the Plan’s inception in 1997.

Under the Plan, all stock options are granted at the discretion of DMC’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of DMC’s shares on the Toronto Stock Exchange (“TSX”) on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to thirty months.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN$)

Stock options outstanding — December 31, 2010	6,286,089	$2.61
Granted (2)	1,939,000	3.15
Exercised (1)	(160,250)	2.04
Forfeitures	(349,600)	3.01
Expiries	(89,825)	6.71

Stock options outstanding — September 30, 2011	7,625,414	$2.69

Stock options exercisable — September 30, 2011	4,033,664	$2.82

(1)	The weighted average share price on the TSX at the date of exercise was CDN$3.53.

(2)	During the three months ended September 30, 2011, 37,000 options were granted with a weighted average exercise price per share of CDN$1.56.

A summary of the Company’s stock options outstanding at September 30, 2011 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN$)

Stock options outstanding
$1.37 to $2.49	2.73	4,875,876	$1.99
$2.50 to $4.99	4.39	1,907,199	3.21
$5.00 to $7.49	3.79	762,339	5.37
$7.50 to $8.50	1.63	80,000	7.95

Stock options outstanding — end of period	3.24	7,625,414	$2.69

Options outstanding at September 30, 2011 expire between October 2011 and October 2016.
The following table outlines the range of assumptions used in the Black-Scholes option pricing model to determine the fair value of options granted for the period:

Nine Months
Ended
September 30, 2011

Risk-free interest rate	1.56% – 2.34%
Expected stock price volatility	90.7% – 92.4%
Expected life	3.7 years
Expected forfeitures	4.7%
Expected dividend yield	—
Fair value per share under options granted	CDN$0.99 – CDN$2.04

Stock-based compensation is included as a component of general and administrative expense in the statement of income (loss) and is $991,000 and $2,639,000 for the three and nine months ended September 30, 2011 and $399,000 and $1,237,000 for the three months and nine months ended September 30, 2010.

The fair values of stock options with vesting provisions are amortized on a straight-line graded method basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2011, the Company had an additional $2,273,000 in stock-based compensation expense to be recognized periodically to August 2013.

19.	SUPPLEMENTAL FINANCIAL INFORMATION
The elements of operating expenses in the statement of income (loss) are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2011	2010	2011	2010
Cost of goods and services sold:
COGS — mineral concentrates	$(10,481)	$(33,319)	$(43,959)	$(73,944)
Operating Overheads:
Mining, development expense:
-Depreciation	(1,388)	(1,395)	(4,141)	(4,219)
-All other	(10,744)	(5,813)	(27,403)	(20,834)
Milling, conversion expense:
-Depreciation	(1,227)	(1,587)	(4,296)	(5,050)
-All other	(4,502)	(11,043)	(48,068)	(35,774)
Mill feed cost:
-Stockpile depletion	—	(10,310)	(19,351)	(23,603)
-Mineral property amortization	—	(258)	(1,966)	(721)
Less absorption:
-Stockpiles, mineral properties	11,912	6,859	30,959	23,868
-Concentrates	2,231	23,024	69,971	63,069
Cost of services	(5,051)	(3,696)	(12,341)	(10,518)
Inventory—non-cash adjustments	202	3,151	(679)	12,848

Cost of goods and services sold	(19,048)	(34,387)	(61,274)	(74,878)

Reclamation—accretion, adjustments	(312)	(326)	(937)	(979)
Post-employment—accretion, adjustments	(66)	(61)	(199)	(202)
Selling expenses	(287)	(316)	(1,319)	(935)
Sales royalties and capital taxes	—	(837)	(112)	(2,124)

Operating expenses	$(19,713)	$(35,927)	$(63,841)	$(79,118)

The elements of other income (expense) in the statement of income (loss) are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2011	2010	2011	2010

Gains (losses) on:
Foreign exchange	$15,382	$(5,076)	$8,967	$(4,580)
Disposal of property, plant and equipment	32	—	81	226
Investment disposals	—	1,745	—	2,661
Investment other than temporary losses	—	—	(896)	(181)
Restricted cash and investments—fair value change	390	162	421	502
Contract settlement fee income	—	—	—	11,000
Other	24	(221)	469	(127)

Other income (expense)	$15,828	$(3,390)	$9,042	$9,501

The elements of finance income (expense) in the statement of income (loss) are as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2011	2010	2011	2010

Interest income	$339	$147	$1,193	$488
Interest expense	—	(1)	(82)	(10)

Finance income (expense)	$339	$146	$1,111	$478

A summary of employee benefits recognized in the statement of income (loss) is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2011	2010	2011	2010

Salaries and short-term employee benefits	$8,508	$7,562	$24,283	$21,993
Share-based compensation	991	399	2,639	1,237

Employee benefits	$9,499	$7,961	$26,922	$23,230

20.	SEGMENTED INFORMATION
Business Segments

The Company operates in two primary segments — the Mining segment and the Services and Other segment. The Mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The Services and Other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2011, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	7,693	39,244	—	—	13,857	60,794

Expenses:
Operating expenses	(8,301)	(43,174)	—	—	(12,366)	(63,841)
Mineral property exploration	(6,264)	(572)	(1,951)	(3,771)	—	(12,558)
General and administrative	—	(3,413)	(776)	(649)	(8,871)	(13,709)

	(14,565)	(47,159)	(2,727)	(4,420)	(21,237)	(90,108)

Segment income (loss)	(6,872)	(7,915)	(2,727)	(4,420)	(7,380)	(29,314)

Revenues — supplemental:
Uranium concentrates	7,693	27,211	—	—	—	34,904
Vanadium concentrates	—	11,550	—	—	—	11,550
Environmental services	—	—	—	—	12,195	12,195
Management fees and commissions	—	—	—	—	1,662	1,662
Alternate feed processing and other	—	483	—	—	—	483

	7,693	39,244	—	—	13,857	60,794

Capital additions:
Property, plant and equipment	563	18,060	1,115	573	1,260	21,571

Long-lived assets:
Plant and equipment
Cost	86,797	101,617	968	529	4,696	194,607
Accumulated depreciation	(8,426)	(39,756)	(611)	(414)	(1,975)	(51,182)
Mineral properties	69,819	97,483	81,555	8,918	—	257,775
Intangibles	—	—	—	—	2,965	2,965
Goodwill	—	12,350	—	—	—	12,350

	148,190	171,694	81,912	9,033	5,686	416,515

For the nine months ended September 30, 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	29,979	45,749	—	—	13,360	89,088

Expenses:
Operating expenses	(28,964)	(39,590)	—	—	(10,564)	(79,118)
Mineral property exploration	(4,881)	(304)	(24)	(841)	—	(6,050)
General and administrative	—	(3,058)	(807)	(714)	(6,072)	(10,651)

	(33,845)	(42,952)	(831)	(1,555)	(16,636)	(95,819)

Segment income (loss)	(3,866)	2,797	(831)	(1,555)	(3,276)	(6,731)

Revenues — supplemental:
Uranium concentrates	29,979	35,239	—	—	—	65,218
Vanadium concentrates	—	10,038	—	—	—	10,038
Environmental services	—	—	—	—	11,271	11,271
Management fees and commissions	—	—	—	—	2,089	2,089
Alternate feed processing and other	—	472	—	—	—	472

	29,979	45,749	—	—	13,360	89,088

Capital additions:
Property, plant and equipment	751	22,065	1,060	415	524	24,815

Long-lived assets:
Plant and equipment
Cost	88,670	93,866	765	523	3,413	187,237
Accumulated depreciation	(8,622)	(28,771)	(440)	(359)	(1,837)	(40,029)
Mineral properties	70,558	27,835	82,986	8,456	—	189,835
Intangibles	—	—	—	—	3,883	3,883

	150,606	92,930	83,311	8,620	5,459	340,926

For the three months ended September 30, 2011, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	—	11,520	—	—	5,513	17,033

Expenses:
Operating expenses	(474)	(14,189)	—	—	(5,050)	(19,713)
Mineral property exploration	(2,541)	(522)	(1,052)	(2,802)	—	(6,917)
General and administrative	—	(1,132)	(300)	(197)	(2,486)	(4,115)

	(3,015)	(15,843)	(1,352)	(2,999)	(7,536)	(30,745)

Segment income (loss)	(3,015)	(4,323)	(1,352)	(2,999)	(2,023)	(13,712)

Revenues — supplemental:
Uranium concentrates	—	10,341	—	—	—	10,341
Vanadium concentrates	—	849	—	—	—	849
Environmental services	—	—	—	—	5,064	5,064
Management fees and commissions	—	—	—	—	449	449
Alternate feed processing and other	—	330	—	—	—	330

	—	11,520	—	—	5,513	17,033

For the three months ended September 30, 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	11,961	23,397	—	—	4,525	39,883

Expenses:
Operating expenses	(12,801)	(19,427)	—	—	(3,699)	(35,927)
Mineral property exploration	(1,756)	(301)	(13)	(486)	—	(2,556)
General and administrative	—	(1,344)	(255)	(251)	(1,939)	(3,789)

	(14,557)	(21,072)	(268)	(737)	(5,638)	(42,272)

Segment income (loss)	(2,596)	2,325	(268)	(737)	(1,113)	(2,389)

Revenues — supplemental:
Uranium concentrates	11,961	19,267	—	—	—	31,228
Vanadium concentrates	—	3,794	—	—	—	3,794
Environmental services	—	—	—	—	4,116	4,116
Management fees and commissions	—	—	—	—	409	409
Alternate feed processing and other	—	336	—	—	—	336

	11,961	23,397	—	—	4,525	39,883

Revenue Concentration

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 2011, three customers from the mining segment and one customer from the services and other segment accounted for approximately 83% of total revenues. For the comparative nine month period ended September 2010, two customers from the mining segment accounted for approximately 36% of total revenues.

21.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2011	2010	2011	2010

Revenue:
Management fees	$449	$409	$1,476	$1,127
Commission and transaction fees	—	—	—	962

	$449	$409	$1,476	$2,089

At September 30, 2011, accounts receivable includes $165,000 due from UPC with respect to the fees and transactions indicated above.

On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC pursuant to a uranium concentrate loan agreement between the parties. As collateral for the loan, the Company issued an irrevocable standby-letter of credit in favour of UPC in the amount of $12,045,000. On March 30, 2011, the Company returned 150,000 pounds of U3O8 to UPC. Loan fees incurred by the Company under the agreement were $91,000. As at September 30, 2011, the loan fees have been paid and the irrevocable standby-letter of credit has been cancelled.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, DMC completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of DMC representing approximately 17% of the issued and outstanding capital as at June 2009. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in DMC’s future share offerings and require DMC to nominate two persons designated by KEPCO to DMC’s board of directors if KEPCO holds at least a 15% share interest in DMC (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in DMC has dropped to approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to DMC’s board of directors as of the date hereof.

Other

During the nine months ended September 2011, the Company has incurred management and administrative service fees and other expenses of $155,000 (nine months ended September 2010: $59,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At September 30, 2011, an amount of $nil was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

Compensation awarded to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2011	2010	2011	2010

Salaries and short-term employee benefits	$533	$543	$1,655	$1,677
Share-based compensation	567	178	1,435	431
Termination benefits	—	—	—	150

Key management personnel compensation	$1,100	$721	$3,090	$2,258

22.	INCOME TAXES

For the nine months ended September 30, 2011, the Company has recognized deferred tax recoveries of $13,860,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $1,461,000 associated with the taxation of the expired warrants during the first quarter of 2011. It also includes the recognition of previously unrecognized U.S. tax assets of $12,350,000 associated with the re-organization of a U.S. subsidiary acquired by the Company as part of the WCU acquisition.

23.	COMMITMENTS AND CONTINGENCIES
General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.